FOR IMMEDIATE RELEASE	MONDAY, APRIL 2, 2007

Shell Canada flags announcement by Royal Dutch Shell

Calgary, Alberta - Shell Canada advises that Royal Dutch Shell made the following announcement regarding the outcome of its offer extension which expired March 30, 2007. Pending details of a formal handover, Shell Canada’s current management retains responsibility for the company’s ongoing operations and projects.

“Shell Investments Limited (“SIL”), a wholly-owned subsidiary of Royal Dutch Shell plc, announced that as at the expiry time of the extended offer period on March 30, 2007, an additional 75,711,093 common shares in the capital of Shell Canada Limited (“Shell Canada”) were validly deposited to SIL’s offer to acquire, at a price of C$45.00 cash per common share, all of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates. SIL has taken up all such common shares deposited to the offer during such period and payment has been or will be made for such common shares on or before Wednesday, April 4, 2007.

Combined with the 96,985,322 Shell Canada common shares taken up by SIL in respect of the initial offer period that ended on March 16, 2007, SIL and its affiliates now beneficially own 816,005,273 common shares of Shell Canada or approximately 98.8% of the outstanding common shares of Shell Canada. The common shares taken up and accepted for payment under the offer represent approximately 94.5% of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates.

SIL’s offer has now expired. As the offer was accepted by holders of more than 90% of the common shares of Shell Canada not owned by the SIL or its affiliates, SIL will exercise its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act to acquire the outstanding common shares of Shell Canada not already owned by SIL and its affiliates at the same price of C$45.00 per common share, by mailing a formal notice to all remaining Shell Canada shareholders shortly.”

Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899

Legal Notice

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.